SECURITIES AND  EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

SEC File Number 1-15589
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(CHECK ONE)

[ ] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:


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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION
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         AMCON DISTRIBUTING COMPANY
         Full Name of Registrant

         7405 Irvington Rd.
         Address of Principal Executive Offices (Street and Number)

         OMAHA, NEBRASKA 68122
         City, State and Zip Code









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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

 [X]  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X]  (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, AMCON Distributing Company ("AMCON") is unable to file its quarterly report for the fiscal quarter and six months ended March 31, 2005 without unreasonable effort or expense. AMCON is currently in the process of finalizing the accounting classification of certain financial instruments and accounting treatment of the discontinuation of the operations of The Beverage Group, Inc., the marketing and distribution business in the beverage segment. The process has resulted in extensive consultations with legal and accounting professionals. AMCON expects the process to conclude on or before the fifth calendar day following the prescribed due date of Form 10-Q for the fiscal quarter and six months ended March 31, 2005 after which AMCON expects to file this Form 10-Q with the Securities and Exchange Commission.

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PART IV - OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

             MICHAEL D. JAMES         (402)          331-3727
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                 (Name)           (Area Code)   (Telephone Number)



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     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                    [X] Yes                      [ ] No

     (3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    [X] Yes                      [ ] No


             If so attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


AMCON will report a net loss for its second fiscal quarter and for the six months ended March 31, 2005, but it is unable to determine, or reasonably estimate, the amount of that loss until the issues described above are resolved. AMCON reported a net loss available to common shareholders of approximately $4.2 million for its 2004 fiscal year.



                           AMCON DISTRIBUTING COMPANY
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005                     By: /s/ Michael D. James
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                                       Michael D. James
                                       Secretary, Treasurer and Chief
                                        Financial Officer













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